UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2026

Jiaxing Chang
Chief Financial Officer
XChange TEC.INC
Room 613, No.259, Guoxia Road
Yangpu District, Shanghai, 200433
People's Republic of China

Re: XChange TEC.INC
Form 20-F for Fiscal Year Ended September 30, 2024
Response dated September 26, 2025
Form 20-F for Fiscal Year Ended September 30, 2025
File No. 001-39111

Dear Jiaxing Chang:

We have reviewed your filings and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended September 30, 2025

General

1. Please provide us with your analysis explaining why the sale of ownership in your apartment rental business and subsequent acquisition of insuretech business did not require shareholder approval or registration under Rule 145 of the Securities Act.

Signatures, page 107

2. We note your response to prior comment 13 and that your signatures were included prior to the financials statements. The signatures should appear at the end of the Annual Report on Form 20-F following the included financial statements. Please revise in future filings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lory Empie at 202-551-3714 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Marc Rivera, Esq.